Filed pursuant to Rule 433
Dated October 16, 2024

Relating to
Preliminary Pricing Supplement No. 4,320 dated October 16, 2024 to
Registration Statement No. 333-275587
Global Medium-Term Notes, Series I
Fixed/Floating Rate Senior Notes Due 2030

Issuer:	Morgan Stanley
Principal Amount:	$3,000,000,000
Maturity Date:	October 18, 2030
Trade Date:	October 16, 2024
Original Issue Date (Settlement):	October 18, 2024 (T+2)
Interest Accrual Date:	October 18, 2024
Issue Price (Price to Public):	100.000%
Agents’ Commission:	0.350%
All-in Price:	99.650%
Net Proceeds to Issuer:	$2,989,500,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding October 18, 2029
Floating Rate Period:	From and including October 18, 2029 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, 4.654% per annum; during the Floating Rate Period, as described in the specific formula described in the below-referenced prospectus
Base Rate:
SOFR (compounded daily over a quarterly Interest Payment Period in accordance with the specific formula described in the below-referenced prospectus). As further described in the below-referenced prospectus, (i) in determining the Base Rate for a U.S. Government Securities Business Day, the Base Rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day.

Spread (Plus or Minus):	Plus 1.100% (to be added to the accrued interest compounding factor for an Interest Payment Period)
Index Maturity:	Daily
Index Currency:	U.S. Dollars
Interest Calculation:
As further described in the below-referenced prospectus, during the Floating Rate Period, the amount of interest accrued and payable on the notes for each Interest Payment Period will be equal to the outstanding principal amount of the notes multiplied by the product of: (a) the sum of the accrued interest compounding factor described in the below-referenced prospectus plus the Spread for the relevant Interest Payment Period, multiplied by (b) the quotient obtained by dividing the actual number of calendar days in such Interest Payment Period by 360.  Notwithstanding the foregoing, in no event will the interest rate payable for any Interest Payment Period be less than zero percent.

Interest Payment Periods:
During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly.
With respect to an Interest Payment Date during the Floating Rate Period, the period from and including the second most recent Interest Payment Period End-Date (or from and including October 18, 2029 in the case of the first Interest Payment Period during the Floating Rate Period) to but excluding the immediately preceding Interest Payment Period End-Date; provided that (i) the Interest Payment Period with respect to the final Interest Payment Date (i.e., the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes) will be the period from and including the second-to-last Interest Payment Period End-Date to but excluding the Maturity Date or, if the Issuer elects to redeem notes, to but excluding the redemption date for such notes (in each case, the final Interest Payment Period End-Date for such notes) and (ii) with respect to such final Interest Payment Period, the level of SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date

Interest Payment Period End- Dates:
With respect to the Floating Rate Period, the 18th of each January, April, July and October, commencing January 2030 and ending on the Maturity Date or, if the Issuer elects to redeem notes, ending on the redemption date for such notes; provided that if any scheduled Interest Payment Period End-Date, other than the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes, falls on a day that is not a business day, it will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the Interest Payment Period End-Date will be the immediately preceding business day. If the scheduled final Interest Payment Period End-Date (i.e., the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled final Interest Payment Period End-Date

Interest Payment Dates:
With respect to the Fixed Rate Period, each April 18 and October 18, commencing April 18, 2025 to and including October 18, 2029; with respect to the Floating Rate Period, the second business day following each Interest Payment Period End-Date; provided that the Interest Payment Date with respect to the final Interest Payment Period will be the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes. If the scheduled Maturity Date or redemption date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or redemption date

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable
Day Count Convention:	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360
Optional Redemption:
Optional Make-Whole Redemption, on or after April 21, 2025 and prior to October 18, 2029, in whole at any time or in part from time to time, on at least 5 but not more than 30 days’ prior notice, as described in the below-referenced Prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-Whole Redemption of Debt Securities,” provided that (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to October 18, 2029 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on October 18, 2029 (“remaining term”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term.
In addition, the Issuer may, at its option, redeem notes, (i) in whole but not in part, on October 18, 2029 or (ii) in whole at any time or in part from time to time, on or after September 18, 2030, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such notes to but excluding the redemption date. For the avoidance of doubt, if notes are redeemed in part, the determination of accrued and unpaid interest on such notes (determined using a final Interest Payment Date, final Interest Payment Period End-Date and Rate Cut-Off Date relating to the redemption) shall have no effect on the determination of accrued and unpaid interest on notes that are not so redeemed.

See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747Y FU4
ISIN:	US61747YFU47
Issuer Ratings*:	A1 (Moody’s) / A- (Standard & Poor’s) / A+ (Fitch) / A+ (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Positive)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.
Preliminary Pricing Supplement No. 4,320 dated October 16, 2024
Prospectus Supplement dated November 16, 2023
Prospectus dated April 12, 2024

When you read the prospectus supplement, please note that all references in such prospectus supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable.

No EEA PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the United Kingdom.